UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ORIX KABUSHIKI KAISHA

(Exact Name of Registrant as Specified in Its Charter)

Japan	001-14856	Not applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku Tokyo, Japan	105-6135
(Address of principal executive offices)	(Zip Code)

Yoshiko Fujii, Telephone: +81-3-3435-3121

(Name and telephone, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) under the Exchange Act for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

ITEM 1.01	Conflict Minerals Disclosure and Report

This specialized disclosure report for the reporting period from January 1 to December 31, 2013 (the “Reporting Period”) is presented to comply with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934. The Rule was adopted by the United States Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). Conflict Minerals (“CMs”) are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tantalum, tin and tungsten. The Rule applies to SEC registrants that manufacture or contract to manufacture products that contain CMs that are necessary to the products’ functionality or production. The following should be read in conjunction with the definitions contained in the SEC instructions to Form SD and related rules.

ORIX Kabushiki Kaisha (translated into English, ORIX Corporation) and its subsidiaries (“ORIX Group”) provide a broad range of primarily finance-related products and services to Japanese and international customers. ORIX Group operates in six business segments: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail, and Overseas Business. The Corporate Financial Services segment offers leasing and loans to small and medium-sized enterprises. The Maintenance Leasing segment consists of automobile and equipment leasing and rentals and car sharing businesses. The Real Estate segment is engaged in property development and leasing, real estate finance and facilities management. The Investment and Operation segment comprises environment and energy-related business, loan servicing and principal investments. The Retail segment offers life insurance, banking, and card loan services. The Overseas business segment engages in financial services through overseas subsidiaries, business development and investment with business partners abroad, and aircraft and ship leasing businesses. Based on an internal review and assessment of ORIX Group’s businesses and operations (covering more than 800 entities), ORIX Corporation identified only one consolidated subsidiary, Ubiteq, Inc. (“Ubiteq”), that manufactured or contracted to manufacture products for which CMs are necessary to their functionality or production during the Reporting Period.

Ubiteq is a Japanese public company listed on the JASDAQ Securities Exchange. As of December 31, 2013, ORIX Corporation owned 58.74% of the total number of outstanding shares of Ubiteq. ORIX Corporation has the power to appoint two out of Ubiteq’s nine directors. Ubiteq specializes in technology solutions. It provides imaging solutions, electronic system solutions, hardware circuit design, software design, and prototype assessment and original equipment manufacturer production. Ubiteq also provides mobile technology solutions and develops communications infrastructures. Ubiteq accounts for approximately 0.25% of ORIX Group’s total revenue.

As a part of the solutions it provides, Ubiteq contracts to manufacture car sensors, module system in financial terminals, components in karaoke machines and other hardware containing CMs (the “Covered Products”). Ubiteq informed us that they have determined that CMs are necessary to the functionality of the Covered Products.

During the Reporting Period, Ubiteq outsourced the sourcing, manufacturing and assembly of the Covered Products to three immediate suppliers. Ubiteq sought representations from all three immediate suppliers indicating the facilities from which the CMs were procured or processed. Ubiteq instructed its immediate suppliers to provide this information using the Conflict Minerals Reporting Template developed through CFSI, an industry-wide initiative under the auspices of Electronics Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI). The three immediate suppliers represented that, in the aggregate, more than 70% of the CMs they sourced did not originate in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). In addition, each immediate supplier represented to Ubiteq that it is not aware of any circumstances that indicate that the CMs originated or may have originated in the Covered Countries. Ubiteq engaged with its immediate suppliers to confirm the data provided in the Conflict Minerals Reporting Template and worked with the immediate suppliers to make follow-up requests to the second-tier suppliers.

ORIX Corporation held meetings with Ubiteq, the purpose of which was to educate Ubiteq’s environmental management systems task force on the Rule’s requirements, to understand the scope and results of Ubiteq’s country of origin inquiry and communicate ORIX Corporation’s expectations regarding the scope of the follow-up inquiries. Based on these discussions and ORIX Corporation’s review of the inquiries Ubiteq made and the responses it received, ORIX Corporation believes that the country of origin inquiry conducted by Ubiteq was reasonably designed and undertaken in good faith to determine whether any of the CMs originated in the Covered Countries. Ubiteq has also adopted internal framework approved by ORIX Corporation, and has asked its suppliers to cooperate in its effort, to assure procurement of CMs only from conflict-free sources. Based on this good faith, reasonable country of origin inquiry and the absence of any red flags, ORIX Corporation concluded that it has no reason to believe that the CMs contained in the Covered Products may have originated in the Covered Countries.

A copy of this Form SD has been published on ORIX Corporation’s website at http://www.orix.co.jp/grp/en/ir/library/20f/.

ITEM 1.02 Exhibit

Not applicable.

Section 2 – Exhibits

ITEM 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ORIX KABUSHIKI KAISHA

By:	/s/ Haruyuki Urata	DATE: June 2, 2014
Name:	Haruyuki Urata
Title:	Director Representative Executive Officer Deputy President and Chief Financial Officer